Exhibit 99.1

Maxeon Solar Technologies Names New CEO
Solar Industry Veteran Bill Mulligan to Join the Company on January 23, 2023
SINGAPORE, December 28, 2022 /PRNewswire/ -- Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or the “Company”), a global leader in solar innovation and channels, today announced Bill Mulligan will join the Company as its Chief Executive Officer and member of its Board of Directors on January 23, 2023.

Mulligan is an experienced business leader with a broad background managing teams in the development, commercialization, scale-up and high-volume manufacturing of innovative technologies. Prior to joining Maxeon, Mulligan was Chief Operating Officer at Sila Nanotechnologies, a privately held Silicon Valley company currently scaling up the manufacture of innovative silicon anode material for advanced high-performance batteries. He has previously held positions as CEO of SolarBridge, a microinverter company with technology later sold to Enphase, and Executive Vice President of Global Operations for SunPower Corporation, where he led the development and commercialization of the solar industry’s first mass-produced Interdigitated Back Contact (IBC) high efficiency solar cells.

“We are very pleased to welcome Bill Mulligan as Maxeon’s new CEO. Bill’s background in solar technologies and proven capabilities in leading teams to commercialize innovative products and scale up manufacturing operations is extremely well suited to the next chapter of Maxeon’s evolution,” said Donald Colvin, Maxeon’s Chairman of the Board. “Bill joins Maxeon as we expand our global manufacturing footprint, deploy a new 3 GW factory in the U.S., bring our next-generation Maxeon 7 and Performance 7 products to market, and ramp up our Beyond the Panel initiative where we expect that Bill’s previous micro-inverter business experience will be relevant.”

Colvin added “We are particularly grateful to Mark Babcock for his invaluable work as Interim CEO since September. We are fortunate to have a leader of Mark’s caliber and we will benefit from his continued leadership as he returns to his role as Chief Revenue Officer.”

Mulligan remarked “I am honored and thrilled to join Maxeon at an important inflection point for the Company and indeed for the entire solar industry. I first joined SunPower almost 25 years ago where I was lucky enough to lead the team of dedicated engineers that developed and scaled the world’s highest performance and highest quality solar panels. Together, we helped transform SunPower from a small start-up into a global PV technology leader. Following its spin-off from SunPower, Maxeon has maintained its technology leadership position and continues to expand its world-class team of solar engineers and professionals. We now have a clear opportunity to take our technology to the next level, to improve our operating efficiency and cost structure, and to capitalize on favorable market conditions to profitably grow Maxeon to significantly larger scale. As a mission-driven company dedicated to Powering Positive Change, we intend to keep building a great organization that meaningfully contributes to the world’s clean energy transition.”

Mulligan succeeds former CEO Jeff Waters, and will be based in the Company’s San Jose, California office.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a +35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at www.maxeon.com, on LinkedIn and on Twitter @maxeonsolar.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, but not limited to, statements regarding the Company's expectations of success in its board composition and growth strategy. These forward-looking statements can be identified by terminology such as "will," "expects," "confident," "enhance," and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our Form 20-F, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

© 2022 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

For further information: Maxeon Solar Technologies: Investor Contact: Robert Lahey, Robert.Lahey@maxeon.com, Mobile: +1 (202) 246-1872; Media Contact: Anna Porta, anna.porta@maxeon.com, +39 345 770-6205

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